UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 21, 2016

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-51446	02-0636095
(State of Incorporation)	(Commission File Number)	(IRS employer identification no.)

121 South 17th Street
Mattoon, Illinois	61938-3987
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (217) 235-3311

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[X]    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[    ]    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[    ]    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On December 21, 2016, Consolidated Communications Holdings, Inc. (the “Company”) and certain of its subsidiaries entered into an Amendment No. 2 (“Amendment No. 2”) to the Company’s Third Amended and Restated Credit Agreement, dated as of October 5, 2016, among the Company, Consolidated Communications, Inc., a wholly-owned subsidiary of the Company (“CCI”), the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent and other agents party thereto, as previously amended by Amendment No. 1 thereto, dated as of December 14, 2016 (as so amended, the “Credit Agreement”).

Pursuant to Amendment No. 2, subject to the satisfaction of certain conditions, a syndicate of lenders has agreed to provide an incremental term loan in an aggregate principal amount of up to $935,000,000 under the Credit Agreement (the “Incremental Term Loan”). The proceeds of the Incremental Term Loan may be used, in part, to repay and redeem certain existing indebtedness of FairPoint Communications, Inc. (“FairPoint”) in connection the Company’s previously disclosed, pending acquisition of FairPoint (the “Pending Acquisition”) and to pay certain fees and expenses in connection with the Pending Acquisition and the financing. Amendment No. 2 was entered into in connection with the Company’s previously disclosed Commitment Letter, dated December 3, 2016, among CCI and (i) Morgan Stanley Senior Funding, Inc., (ii) The Bank of Tokyo-Mitsubishi UFJ, Ltd., MUFG Union Bank, N.A., MUFG Securities Americas Inc. (collectively, “MUFG”) and/or any other affiliates or subsidiaries as MUFG collectively deems appropriate to provide the services referred to therein, (iii) TD Securities (USA) LLC, (iv) The Toronto-Dominion Bank, New York Branch, and (v) Mizuho Bank, Ltd.

Pricing and other terms of the Incremental Term Loan included the following:

•	The terms, conditions and covenants of the Incremental Term Loan are materially consistent with those in the existing Credit Agreement.

•	The maturity date of the Incremental Term Loan is October 5, 2023, provided that unless CCI’s 6.50% Senior Notes, which mature on October 1, 2022, are repaid in full or redeemed in full by March 31, 2022, such maturity date shall be March 31, 2022.

•	The Incremental Term Loan has an interest rate of LIBOR plus 3.00% and the greater of (i) the LIBO Rate (as such term is defined in the Credit Agreement) floor of 1.00 and (ii) the three-month Adjusted LIBO Rate (as such term is defined in the Credit Agreement). The Incremental Term Loan included an original issue discount of 0.50%.

•	The Incremental Term Loan is secured on a pari passu basis with the existing credit facilities under the Credit Agreement.

•	Ticking fees will start accruing to the lenders providing the Incremental Term Loan commitments on January 15, 2017, at the rate equal to the interest rate of the Incremental Term Loan.

A copy of Amendment No. 2 is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The description of Amendment No. 2 to the Credit Agreement contained herein is qualified in its entirety by reference to the full text of Amendment No. 2.

Item 8.01. Other Events.

A copy of the press release issued by the Company on December 21, 2016 announcing the effectiveness of Amendment No. 2 is attached as Exhibit 99.1 to this Current Report on Form 8-K and is hereby incorporated by reference.

Safe Harbor

The Securities and Exchange Commission (“SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Certain statements in this communication are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These forward-looking statements reflect, among other things, current expectations, plans, strategies, and anticipated financial results of Consolidated Communications Holdings, Inc. (the “Company”) and FairPoint Communications, Inc. (“FairPoint”), both separately and as a combined entity. There are a number of risks, uncertainties, and conditions that may cause the actual results of the Company and FairPoint, both separately and as a combined entity, to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include the timing and ability to complete the proposed acquisition of FairPoint by the Company, the expected benefits of the integration of the two companies and successful integration of FairPoint’s operations with those of the Company and realization of the synergies from the integration, as well as a number of factors related to the respective businesses of the Company and FairPoint, including economic and financial market conditions generally and economic conditions in the Company’s and FairPoint’s service areas; various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; changes in the valuation of pension plan assets; the substantial amount of debt and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on its common stock; restrictions contained in the Company’s debt agreements that limit the discretion of management in operating the business; legal or regulatory proceedings or other matters that impact the timing or ability to complete the acquisition as contemplated, regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s and FairPoint’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; liability and compliance costs regarding environmental regulations; the possibility of disruption from the integration of the two companies making it more difficult to maintain business and operational relationships; the possibility that the acquisition is not consummated, including, but not limited to, due to the failure to satisfy the closing conditions; the possibility that the merger or the acquisition may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and diversion of management’s attention from ongoing business operations and opportunities. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements are discussed in more detail in the Company’s and FairPoint’s respective filings with the SEC, including the Annual Report on Form 10-K of the Company for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016, under the heading “Item 1A—Risk Factors,” and the Annual Report on Form 10-K of FairPoint for the year ended December 31, 2015, which was filed with the SEC on March 2, 2016, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of the Company and FairPoint. Many of these circumstances are beyond the ability of the Company and FairPoint to control or predict. Moreover, forward-looking statements necessarily involve assumptions on the part of the Company and FairPoint. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “intend,” “plan,” “should,” “may,” “will,” “would,” “will be,” “will continue” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and FairPoint, and their respective subsidiaries, both separately and as a combined entity to be different from those expressed or implied in the forward-looking statements. All forward-looking statements attributable to us or persons acting on the respective behalf of the Company or FairPoint are expressly qualified in their entirety by the cautionary statements that appear throughout this communication. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, each of the Company and FairPoint disclaim any intention or obligation to update or revise publicly any forward-looking statements. You should not place undue reliance on forward-looking statements.

Important Merger Information and Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, the Company and FairPoint will file relevant materials with the SEC. The Company will file a Registration Statement on Form S-4 that includes a joint proxy statement of the Company and FairPoint and which also constitutes a prospectus of the Company. The Company and FairPoint will mail the final joint proxy statement/prospectus to their respective stockholders. Investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The joint proxy statement/prospectus and other relevant documents that have been or will be filed by the Company and FairPoint with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications Holdings, Inc., 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations or to FairPoint Communications, Inc., 521 East Morehead Street, Suite 500, Charlotte, North Carolina 28202, Attention: Secretary.

The Company, FairPoint and certain of their respective directors, executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its definitive proxy statement, which was filed with the SEC on March 28, 2016. Information about the directors and executive officers of FairPoint is set forth in its definitive proxy statement, which was filed with the SEC on March 25, 2016. These documents can be obtained free of charge from the sources listed above. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus the Company and FairPoint will file with the SEC when it becomes available.

Item 9.01. Financial Statements and Exhibits.

(d)  Exhibits

No.	Description
10.1	Amendment No. 2 to Third Amended and Restated Credit Agreement, dated as of December 21, 2016, by and among Consolidated Communications Holdings, Inc. (the “Company”), Consolidated Communications, Inc., certain other subsidiaries of the Company, the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent and other agents party thereto.
99.1	Press Release dated December 21, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 21, 2016
Consolidated Communications Holdings, Inc.

	By:	/s/ Steven L. Childers
Name: Steven L. Childers Title: Chief Financial Officer

EXHIBIT INDEX

No.	Description
10.1	Amendment No. 2 to Third Amended and Restated Credit Agreement, dated as of December 21, 2016, by and among Consolidated Communications Holdings, Inc. (the “Company”), Consolidated Communications, Inc., certain other subsidiaries of the Company, the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent and other agents party thereto.
99.1	Press Release dated December 21, 2016